For Immediate Release

Exhibit 99.1

TFI International Acquires Axsun

Complementary, High-Quality Intermodal and Logistics Provider Serving Fortune 100 Customer Base

Montreal, Quebec, February 17, 2023 – TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, today announced the acquisition of Axsun Group (“Axsun”), a North American provider of intermodal and freight brokerage services. Based in Montreal, Axsun operates out of multiple locations across Canada and the US, providing an integrated mix of intermodal services as well as over-the-road highway, drayage, logistics and warehousing on a primarily asset light basis.

Founded and led by President and CEO Steve Ramescu, Axsun operates a small fleet of approximately 20 tractors and 300 trailers, generating annualized revenues of approximately CAD$90 million. Mr. Ramescu will continue to run the business as part of TFI International’s Logistics segment, reporting to TFI Senior Executive Vice-President Steven Brookshaw. Terms of the transaction were not disclosed.

“Axsun is very well-managed and rapidly growing under Steve Ramescu’s leadership, using an asset-light and technologically sophisticated approach to serve a demanding Fortune 100 customer base. These impressive characteristics make Axsun a strong strategic fit for TFI International in terms of both culture and operating philosophy,” stated Alain Bédard, Chairman, President and Chief Executive Officer of TFI International. “Axsun’s existing business will prove complementary to our service offerings in both Canada and the US, with many of our customers increasingly looking toward intermodal as a solution for their freight movement requirements. We look forward to Axsun’s contributions to our continued growth and emphasis on service quality under the TFI International umbrella, and extend our warmest welcome to Steve and his impressive team.”

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States and Canada through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

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Package and Courier;
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Less-Than-Truckload;
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Truckload;
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Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol TFII. For more information, visit www.tfiintl.com.

For further information:

Alain Bédard

Chairman, President and CEO

TFI International Inc.

647-729-4079

abedard@tfiintl.com

FORWARD-LOOKING STATEMENTS

TFI International Inc. (the “Company”) may make statements in this report that reflect its current expectations regarding future results of operations, performance and achievements. These are “forward-looking” statements and reflect management’s current beliefs. They are based on information currently available to management. Words such as “may”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, “to its knowledge”, “could”, “design”, “forecast”, “goal”, “hope”, “intend”, “likely”, “predict”, “project”, “seek”, “should”, “target”, “will”, “would” or “continue” and words and expressions of similar import are intended to identify these forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected.

The Company wishes to caution readers not to place undue reliance on any forward-looking statements which reference issues only as of the date made. The following important factors could cause the Company’s actual financial performance to differ materially from that expressed in any forward-looking statement: the highly competitive market conditions, the Company’s ability to recruit, train and retain qualified drivers, fuel price variations and the Company’s ability to recover these costs from its customers, foreign currency fluctuations, the impact of environmental standards and regulations, changes in governmental regulations applicable to the Company’s operations, adverse weather conditions, accidents, the market for used equipment, changes in interest rates, cost of liability insurance coverage, downturns in general economic conditions affecting the Company and its customers, credit market liquidity, and the Company’s ability to identify, negotiate, consummate, and successfully integrate acquisitions.

The foregoing list should not be construed as exhaustive, and the Company disclaims any subsequent obligation to revise or update any previously made forward-looking statements unless required to do so by applicable securities laws. Unanticipated events are likely to occur. Readers should also refer to the section “Risks and Uncertainties” at the end of the 2022 Q3 MD&A for additional information on risk factors and other events that are not within the Company’s control. The Company’s future financial and operating results may fluctuate as a result of these and other risk factors.